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                 March 22, 2021

       Gustavo Garavaglia
       Vice President & Chief Financial Officer
       DPL Inc.
       1065 Woodman Drive
       Dayton, OH 45432

                                                        Re: DPL Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 15,
2021
                                                            File No. 333-254292

       Dear Mr. Garavaglia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Richard D. Truesdell,
Jr.